CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	1

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at February 28, 2021 and August 31, 2020

(Unaudited - expressed in CDN $000's except share and per share amounts)

	FEBRUARY 28, 2021	AUGUST 31, 2020
ASSETS
Current assets
Cash	$61,123	$24,600
Short-term investments (Note 4)	10,000	50,128
Accounts receivable (Note 5)	10,556	14,747
Loan receivable (Note 6)	1,729	2,229
Biological assets (Note 7)	6,166	5,394
Inventories (Note 8)	37,208	66,365
Prepaid expenses and deposits (Note 11)	5,472	6,741
	132,254	170,204
Restricted investment (Note 11)	8,091	8,032
Property, plant and equipment (Note 9)	240,253	247,420
Intangible assets (Note 10)	1,722	1,772
Deferred charges	194	698
Investments in associates (Note 15)	9,019	7,001
Net investment in sublease (Note 5 and Note 14(ii))	1,231	-
	$392,764	$435,127

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$13,808	$17,486
Current portion of long term debt (Note 11)	6,048	11,595
	19,856	29,081

Long-term debt (Note 11)	52,759	103,671
Derivative warrant liabilities (Note 12)	48,253	-
Other long-term liabilities (Note 14)	4,667	2,848
	125,535	135,600

SHAREHOLDERS' EQUITY
Share capital (Note 13)	489,268	420,673
Equity reserves (Note 13)	23,510	23,744
Accumulated other comprehensive income	116	50
Accumulated deficit	(245,665)	(144,940)
	267,229	299,527
	$392,764	$435,127

Subsequent events - Note 25

On behalf of the Board:

/s/Greg Engel, Director

/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	2

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three and six months ended February 28, 2021 and February 29, 2020
(Unaudited - expressed in CDN $000's except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
REVENUE
Gross revenue (Note 19)	$19,292	$27,309	$44,572	$55,757
Excise taxes	(4,649)	(4,088)	(10,598)	(7,383)
Net revenue	14,643	23,221	33,974	48,374

Cost of sales (Note 20)	31,146	15,811	54,319	31,622
Gross margin before fair value adjustments	(16,503)	7,410	(20,345)	16,752
Fair value adjustments to biological assets, inventories sold, and other charges (Note 7)	(692)	3,878	(13,524)	5,729
Gross margin	(17,195)	11,288	(33,869)	22,481

OPERATING EXPENSES
General and administrative (Note 22)	7,990	8,537	15,438	14,425
Sales and marketing	3,141	5,481	6,813	9,011
Share-based compensation (Note 13(iv))	946	1,296	1,365	2,917
Total operating expenses	12,077	15,314	23,616	26,353

LOSS FROM OPERATIONS	(29,272)	(4,026)	(57,485)	(3,872)
Financing costs	800	1,966	2,388	2,830
Investment income	(131)	(162)	(247)	(89)
Government subsidies (Note 23)	(2,709)	-	(4,541)	-
Share of loss from investments in associates (Note 15)	344	294	586	550
Impairment of loan receivable and investments in associates (Note 6 and Note 15)	500	1,600	500	1,600
Unrealized loss (gain) on changes in fair value of contingent consideration (Note 14(i))	154	(193)	190	(571)
Share issue costs allocated to derivative warrant liabilities (Note 12)	-	-	803	-
Change in fair value of derivative warrant liabilities (Note 12)	37,659	-	42,331	-
Legal provision (Note 21)	500	-	1,230	-
Loss before tax	(66,389)	(7,531)	(100,725)	(8,192)

Income tax expense
Deferred, net	-	(698)	-	(496)

NET LOSS	$(66,389)	$(6,833)	$(100,725)	$(7,696)

Other comprehensive (loss) income
Foreign currency translation (loss) gain, net of tax	(5)	33	66	(68)

COMPREHENSIVE LOSS	$(66,394)	$(6,800)	$(100,659)	$(7,764)
Net loss per common share, basic (Note 13 (v))	$(0.285)	$(0.041)	$(0.464)	$(0.048)
Net loss per common share, diluted (Note 13 (v))	$(0.285)	$(0.041)	$(0.464)	$(0.048)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	3

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six months ended February 28, 2021 and February 29, 2020

(Unaudited - expressed in CDN $000's except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006

At-the-market equity financing, net of issue costs of $2,081 (Note 13 (iii))	16,201,183	52,885	-	-	-	$52,885

Share-based compensation (Note 13 (iv))	-	-	5,066	-	-	5,066

Exercise of stock options (Note 13 (iii))	639,490	1,518	(610)	-	-	908

Exercise of restricted share units (Note 13 (iii))	41,839	214	(214)	-	-	-

Foreign currency translation loss, net of tax	-	-	-	(68)	-	(68)

Net loss	-	-	-	-	(7,696)	(7,696)

Balance - February 29, 2020	173,078,859	$372,742	$21,949	$(111)	$(16,479)	$378,101

Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527

Unit financing net of issue costs of $3,502 (Note 13 (iii))	37,375,000	52,747	-	-	-	52,747

Share-based compensation (Note 13 (iv))	-	-	1,633	-	-	1,633

Exercise of stock options (Note 13 (iii))	1,150,198	4,262	(1,499)	-	-	2,763

Exercise of restricted share units (Note 13 (iii))	76,848	368	(368)	-	-	-

Exercise of warrants (Note 13 (iii))	1,698,200	11,218	-	-	-	11,218

Foreign currency translation gain, net of tax	-	-	-	66	-	66

Net loss	-	-	-	-	(100,725)	(100,725)

Balance - February 28, 2021	234,811,307	$489,268	$23,510	$116	$(245,665)	$267,229

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	4

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the six months ended February 28, 2021 and February 29, 2020

(Unaudited - expressed in CDN $000's except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020 (Note 24)	FEBRUARY 28, 2021	FEBRUARY 29, 2020 (Note 24)
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(66,389)	$(6,833)	$(100,725)	$(7,696)
Items not affecting cash:
Share-based compensation (Note 13 (iv))	1,167	2,400	1,773	5,205
Depreciation and amortization (Note 9 and Note 10)	5,207	4,315	10,476	7,674
Loss on disposal of property, plant and equipment (Note 9)	15	91	8	492
Impairment losses (Note 6 and Note 15(b))	500	1,600	500	1,600
Fair value adjustment to biological assets	(6,574)	2,785	6,987	4,318
Financing costs	800	1,966	2,388	2,830
Investment loss (income)	(131)	(162)	(247)	(89)
Share of loss from investments in associates (Note 15)	344	294	586	550
Unrealized loss (gain) on changes in fair value of contingent consideration (Note 14(i))	154	(193)	190	(571)
Change in legal provision	500	-	1,230	-
Change in estimated fair value of derivative warrant liabilities	37,659	-	42,331	-
Share issue costs allocated to derivative warrants	-	-	803	-
Deferred tax expense	-	(698)	-	(496)

Changes in non-cash working capital:
Net change in accounts receivable	2,200	(498)	4,430	(4,071)
Net change in biological assets	(340)	(6,952)	(551)	(11,109)
Net change in inventories	17,461	(10,659)	21,949	(19,445)
Net change in accounts payable and accrued liabilities	(3,544)	(4,098)	(3,866)	(28,209)
Net change in prepaid expenses and deferred charges	541	5,748	1,602	11,255
Net cash used in operating activities	(10,430)	(10,894)	(10,136)	(37,762)

FINANCING ACTIVITIES
Proceeds from equity financing, net of issue costs (Note 13(iii))	-	52,885	-	52,885
Proceeds from unit financing, net of issue costs (Note 12 and Note 13(iii))	-	-	64,839	-
Payment of lease liabilities, net of sublease receipts (Note 14(ii))	(360)	(109)	(677)	(217)
Payment of long-term debt (Note 11)	(56,515)	(20)	(56,520)	(40)
Proceeds from long-term debt, net of issue costs of $nil ($140) (Note 11)	-	-	-	34,860
Stock options and warrants exercised (Note 13)	6,901	864	7,009	908
Interest and fees paid on long-term debt	(744)	(1,055)	(2,176)	(1,802)
Net cash (used in) provided by financing activities	(50,718)	52,565	12,475	86,594

INVESTING ACTIVITES
Proceeds from short-term investments	20,000	103	40,072	135
Investment income	184	82	285	182
Investments in associates (Note 15)	(1)	-	(2,538)	-
Loan advance (Note 6)	-	-	-	(2,071)
Proceeds on sale of property, plant and equipment (Note 9)	5	-	19	-
Purchase of property, plant and equipment (Note 9 and Note 24)	(1,817)	(34,489)	(3,630)	(52,222)
Purchase of intangible assets (Note 10)	-	(237)	(24)	(1,325)
Net cash provided by (used in) investing activities	18,371	(34,541)	34,184	(55,301)

(DECREASE) INCREASE IN CASH	$(42,777)	$7,130	$36,523	$(6,469)
CASH POSITION
Beginning of period	$103,900	$33,956	$24,600	$47,555
End of period	$61,123	$41,086	$61,123	$41,086

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	5

ORGANIGRAM HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended February 28, 2021 and February 29, 2020

(Expressed in CDN $000's except share and per share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the "Company") is a publicly traded corporation with its common shares (the "Common Shares") trading on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("NASDAQ") under the symbol "OGI". The head office and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company's major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer ("LP" or "Licensed Producer") of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); and (ii) 10870277 Canada Inc., a special purpose holding company for the Company.  Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act ("CBCA") on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

2. BASIS OF PREPARATION

i) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in Note 3.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on April 11, 2021.

ii) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative warrant liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19"), a global pandemic.  Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company's operations during the three months ended February 28, 2021.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19-related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues.  For the three months ended February 28, 2021, the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future.  In addition, it is possible that estimates in the Company's financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	6

v) Foreign currency translation

Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency, except for the Company's investment in its associate, alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive loss.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive (loss) income in the accumulated other comprehensive income account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Derivative Warrant Liabilities

Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company's shares. The impact of changes in this key assumption is described in Note 12.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is assessing the impact of this amendment on its condensed consolidated interim financial statements.

Amendment to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company's consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	7

4. SHORT TERM INVESTMENTS

The Company's short-term investments included the following on February 28, 2021 and August 31, 2020:

DESCRIPTION	INTEREST %	FEBRUARY 28, 2021	AUGUST 31, 2020
GIC - maturing September 16, 2020	0.95%	$-	$10,000
GIC - maturing September 24, 2020	0.95%	-	10,000
GIC - maturing December 15, 2020	1.16%	-	10,000
GIC - maturing December 23, 2020	1.16%	-	10,000
GIC - maturing June 17, 2021	0.93%	10,000	10,000
Equity securities in VIVO Cannabis Inc.		-	128
		$10,000	$50,128

On October 16, 2018, the Company sold its wholly-owned subsidiary, Trauma Healing Centers, Incorporated, in exchange for consideration consisting of common shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. (the "VIVO Shares").  The VIVO Shares were carried at fair value through profit or loss.  During the three months ended November 30, 2020, all of the VIVO Shares were sold.

5. ACCOUNTS RECEIVABLE

The Company's accounts receivable included the following balances as of February 28, 2021 and August 31, 2020:

	FEBRUARY 28, 2021	AUGUST 31, 2020
Trade receivables	$8,211	$11,096
Harmonized sales taxes receivable	823	728
Sublease rental receivable (Note 14)	280	-
Accrued investment income (Note 4)	65	-
Government programs	1,159	2,936
Other accounts receivable	25	-
Less: Expected credit losses	(7)	(13)
	$10,556	$14,747

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy ("CEWS"), which subsidizes 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis.  At February 28, 2021, under this program, the Company applied for a wage subsidy of $4,541 for the period August 30, 2020 to February 13, 2021, out of which $1,159 is included under government programs above.

6. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 703454 N.B. Inc. (carrying on business as 1812 Hemp) ("1812 Hemp"). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under the Supply Agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid.  At February 28, 2021, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement.  On February 28, 2021, management reassessed 1812 Hemp's liquidation value and as a result an expected credit loss of $500 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $1,729 as at February 28, 2021.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	8

7. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of February 28, 2021 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL
Carrying amount, August 31, 2020	$16	$5,378	$5,394
Add net production costs	-	14,521	14,521
Net change in fair value less costs to sell due to biological transformation	-	221	221
Transferred to inventory upon harvest	-	(13,970)	(13,970)
Carrying amount, February 28, 2021	$16	$6,150	$6,166

he fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 18), are used in determining the fair value of biological assets:

i. Average selling price per gram - calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. Average yield per plant - represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant;

iii. Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v. Stage of completion in the cultivation process - calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 19 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of February 28, 2021, it is expected that the Company's biological assets will yield 6,863 kg (August 31, 2020 - 5,096 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	FEB. 28, 2021	AUG. 31, 2020	SENSITIVITY	FEB. 28, 2021	AUG. 31, 2020
Average net selling price per gram	$3.31	$3.36	Increase or decrease by $1.00 per gram	$1,856	$1,602
Average yield per plant	105 grams	101 grams	Increase or decrease by 10 grams	$583	$532

The average yield per plant at February 28, 2021 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol ("CBD") dominant strains where trim is also harvested for extraction).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	9

The fair value adjustment to biological assets, inventories sold, and other charges for the three and six months ended February 28, 2021 and February 29, 2020 is comprised of the following:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Realized fair value amounts included in inventory sold	$(2,456)	$(9,403)	$(7,069)	$(23,241)
Increase (decrease) in fair value on growth of biological assets	6,516	33,671	6,402	59,569
Adjustment to net realizable value of inventory on hand at period end	(4,752)	(20,390)	(12,857)	(30,599)
Fair value adjustments to biological assets, inventories sold, and other charges	$(692)	$3,878	$(13,524)	$5,729

The adjustment to net realizable value is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

8. INVENTORIES

The Company's inventories are comprised of the following balances as of February 28, 2021 and August 31, 2020:

	FERUARY 28, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,642	$1,740	$4,382
Dry cannabis
Available for packaging	9,114	1,972	11,086
Packaged inventory	5,209	1,148	6,357
Flower and trim available for extraction	802	330	1,132
Concentrated extract	1,564	165	1,729
Formulated extracts
Available for packaging	847	216	1,063
Packaged inventory	885	93	978
Packaging and supplies	10,481	-	10,481
	$31,544	$5,664	$37,208

	AUGUST 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,036	$1,841	$3,877
Dry cannabis
Available for packaging	13,124	7,808	20,932
Packaged inventory	3,707	1,956	5,663
Flower and trim available for extraction	849	1,062	1,911
Concentrated extract	13,252	6,130	19,382
Formulated extracts
Available for packaging	1,097	384	1,481
Packaged inventory	1,045	226	1,271
Packaging and supplies	11,848	-	11,848
	$46,958	$19,407	$66,365

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three and six months ended February 28, 2021 was $11,131 and $24,650 (February 29, 2020 - $10,330 and $21,649), respectively. The amount of inventory write-downs, provisions, and plant waste included in cost of sales for the three and six months ended February 28, 2021 was $15,112 and $19,652 (February 29, 2020 - $2,638 and $4,543), respectively, which is comprised of the production or purchase costs of these inventories and biological assets (refer to Note 7 for the write-down and provisions against the fair value component of these inventories).

Inventory write-downs and provisions relating to excess and unsaleable inventories for the three and six months ended February 28, 2021 were $10,050 and $13,101 (February 29, 2020 - $1,027 and $1,872), respectively.  Inventory write-downs related to adjustments to net realizable value during the three and six months ended February 28, 2021 were $3,499 and $3,574 (February 29, 2020 - $12 and $12), respectively.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	10

9. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE LEASE ASSETS	TOTAL
Cost
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357
Additions	-	2,038	81	1,051	92	-	3,262
Construction completed	-	-	(883)	876	7	-	-
Disposals	-	-	-	(43)	-	-	(43)
Balance, February 28, 2021	$4,075	$129,060	$1,326	$134,875	$8,776	$4,464	$282,576

Accumulated depreciation
Balance, August 31, 2020	$-	$(8,203)	$-	$(20,041)	$(3,136)	$(557)	$(31,937)
Depreciation	-	(2,745)	-	(6,581)	(686)	(390)	(10,402)
Disposals	-	-	-	16	-	-	16
Balance, February 28, 2021	$-	$(10,948)	$-	$(26,606)	$(3,822)	$(947)	$(42,323)

Net book value
August 31, 2020	$4,075	$118,819	$2,128	$112,950	$5,541	$3,907	$247,420
Balance, February 28, 2021	$4,075	$118,112	$1,326	$108,269	$4,954	$3,517	$240,253

Reconciliation of property, plant, and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	FEBRUARY 28, 2021	FEBRUARY 29, 2020 (Note 24)
Additions	$3,262	$66,436
Additions related to right-of-use lease assets	-	(48)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment (Note 24)	368	(14,166)
Purchase of property, plant and equipment	$3,630	$52,222

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	11

10. INTANGIBLE ASSETS

	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	TOTAL
Cost
Balance, August 31, 2020	$227	$198	$2,041	$2,466
Additions	$-	$-	$24	24
Balance, February 28, 2021	$227	$198	$2,065	$2,490

Accumulated amortization
Balance, August 31, 2020	$(227)	$-	$(467)	$(694)
Amortization	-	-	(74)	(74)
Balance, February 28, 2021	$(227)	$-	$(541)	$(768)

Net book value
August 31, 2020	$-	$198	$1,574	$1,772
February 28, 2021	$-	$198	$1,524	$1,722

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp (the "Supply Agreement"). Pursuant to the Supply Agreement, the Company is to receive a 25% discount on the price per kilogram of dried hemp flower harvested that is purchased from 1812 Hemp. The term of the Supply Agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for an additional five-year period upon six months' notice. In addition, the Company has a right-of-first refusal on the future procurement of high cannabidiol (CBD) hemp from 1812 Hemp. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions, and as a result, 1812 Hemp had significantly scaled back operations.  Separately, the Company's forecast hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

11. LONG-TERM DEBT

	FEBRUARY 28, 2021	AUGUST 31, 2020
BMO senior secured term loan ("Term Loan") maturing May 31, 2022	$58,500	$115,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	301	311
Vehicle loans - five year term maturing June 17, 2024	68	78
Deferred financing costs, net of loan modification loss on BMO Term Loan	(62)	(123)
	58,807	115,266
Less: current portion of long-term debt	(6,048)	(11,595)
Long-term portion	$52,759	$103,671

BMO CREDIT FACILITY

On May 31, 2019, the Company entered into a credit facility with Bank of Montreal ("BMO") as lead arranger and agent and a syndicate including three other lenders. The facility consists of a $115,000 term loan ("Term Loan") and a $25,000 revolving credit facility ("Revolver", and together with the Term Loan, as amended, the "Facilities"), both of which mature on May 31, 2022. Included in the Facilities was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan have been used to fund the Phase 4 and 5 expansions of the Moncton Campus and were also used to refinance the Company's long-term debt with Farm Credit Canada. The Revolver may be used for general corporate and working capital purposes.  Availability under the Revolver is based on a percentage of the Company's trade receivables at the end of each month and remains undrawn at February 28, 2021.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	12

First Amendment

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan ("Amended Term Loan") from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loan modification loss based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statements of operations and comprehensive loss for the three months ended February 29, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

Second Amendment

On May 28, 2020, the Company further amended its Facilities ("Second Amendment") with BMO to: (i) extend the final draw deadline of the Amended Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to February 28, 2021; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the "Conversion Date"); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35 million.  The financial covenants would revert to the original structure, albeit at different ratios, on November 30, 2021.  The interest rate margin was fixed during this period.  The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the Second Amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statements of operations and comprehensive loss for the three months ended May 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

As part of the Second Amendment, the Company was also required to establish and maintain with BMO a cash collateral of $8,000 at all times.  As a result, the Company purchased a two-year GIC not redeemable before maturity, which is to be held by BMO as a pledged deposit.  Since the GIC is restricted from being exchanged or used for any other purpose for greater than one year, the Company has classified it as a restricted investment on the statement of financial position under non-current assets.

Pursuant to the agreed upon conditions of the Second Amendment, the Company drew down additional funds up to the $115,000 Term Loan commitment during June 2020.  Principal repayments on the Amended Term Loan, prior to entering into the amended and restated agreement noted below, were to commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance.  The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Amendment and Restatement

On November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement ("Amended and Restated Facilities") with BMO to: (i) reduce the Amended Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Amended Term Loan balance of $115,000; (ii) have repayments on the balance of the Amended Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended February 28, 2021 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which is already inclusive of the $8,000 restricted investment (plus accrued interest) currently outstanding.  The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2022.  The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the Amended and Restated Facilities.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	13

As a result of the Amended and Restated Facilities, the Company recorded a loan modification loss of $318 under financing costs in the statements of operations and comprehensive loss for the three months ended November 30, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

On December 1, 2020, the Company repaid $55,000 of the Amended Term Loan as per the Amended and Restated Facilities and on February 28, 2021, paid its first scheduled quarterly principal repayment of $1,500.

Other Terms and Conditions

Under the terms of the Facilities, the Company can elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended and Restated Facilities is a set margin over the above-noted availment options, which shall remain fixed until May 31, 2022.

During the year ended August 31, 2020, the Company drew $65,000 under the Amended Term Loan, in three tranches, and similar to the initial draw during the year ended August 31, 2019, converted the balances from prime rate loans to bankers' acceptances.  During the year ended August 31, 2020, the Company rolled over $115,000 of the Amended Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.25%.  In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms.  Based on the current availment option of bankers' acceptances the applicable margin rate is 4.00% above the applicable bankers' acceptances rate.

Transaction costs incurred with respect to the Amended Facilities, including the Amended and Restated Facilities, have totaled $2,341 to date, which have been allocated against the Amended Term Loan ($2,155) and Revolver ($186 split between prepaid assets and deferred charges).  The weighted-average effective interest rate for the Amended Term Loan based on these capitalized transaction costs, the loan modification loss, and the current cash interest rate was approximately 4.5% at February 28, 2021.

The Amended and Restated Facilities contain customary financial and restrictive covenants. At February 28, 2021, the Company was in compliance with these covenants.

Principal repayments required on the long-term debt for the next five years as at February 28, 2021 are as follows:

Less than 1 year	$6,080
1 to 2 years	52,580
2 to 3 years	80
3 to 4 years	70
4 to 5 years	59
Thereafter	-
Total	$58,869

On April 1, 2021, the Company repaid the $58,500 outstanding balance under the Amended and Restated Facilities.

12. DERIVATIVE WARRANT LIABILITIES

On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the "Units") for total gross proceeds of $69,144 (the "Offering").  The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters.  The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp.  Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"), therefore resulting in 18,687,500 Warrants being issued.  Each Warrant is exercisable to acquire one Common Share of the Company (a "Warrant Share") for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price.  If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	14

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statements of loss (income) and comprehensive loss (income) at each period-end. The derivative warrant liabilities are expected to ultimately be converted into the Company's equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative warrant liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model.  Share issuance costs of $803 were recognized as share issue costs allocated to derivative warrant liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.

During the three months ended February 28, 2021, certain holders exercised 1,698,200 warrants at $2.50 per share for gross proceeds of $4,246. These Warrants had an estimated fair value of $6,972 on the dates of exercise, determined using the Black-Scholes option pricing model. This amount was transferred from derivative warrant liabilities to share capital (Common Shares). As at February 28, 2021, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $48,253 (August 31, 2020 - $nil). The Company recorded an increase in the estimated fair value change of the derivative warrant liabilities for the three and six months ended February 28, 2021 of $37,659 and $42,331 (February 29, 2020 - $nil and $nil), respectively.

The Company's derivative warrant liabilities included the following balances and changes in the carrying value of derivative warrant liabilities as of February 28, 2021:

	Number of warrants	Amount
Balance at November 12, 2020	18,687,500	$12,894
Conversion to equity upon exercise of warrants	(1,698,200)	$(6,972)
Revaluation of derivative warrant liability	-	42,331
Balance at February 28, 2021	16,989,300	$48,253

The following inputs were used to estimate the fair value of the derivative warrant liabilities at February 28, 2021 and November 12, 2020:

	FEBRUARY 28, 2021	NOVEMBER 12, 2020
Risk free interest rate	0.32%	0.30%
Life of Warrants (years)	2.70	3.00
Market price of Common Shares	3.94	1.49
Expected future volatility of Common Shares	111.90%	92.00%
Fair value per warrant	2.84	0.69

As at February 28, 2021, if the implied volatility increased by 10%, then the change in estimated fair value of the derivative warrant liabilities and net loss would increase by $2,131, or if it is decreased by 10%, the change in estimated fair value of the derivative warrant liabilities and net loss would decrease by $2,286.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	15

13. SHARE CAPITAL

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

(ii) Issued share capital

As at February 28, 2021, the Company's issued and outstanding share capital consisted of 234,811,307 (August 31, 2020 - 194,511,061) Common Shares with a value of $489,268 (August 31, 2020 - $420,673).

(iii) Issuances of share capital

Unit offering

On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,144 as described in Note 12. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit.  Each Unit is comprised of one Common Share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 Common Shares and 18,687,500 Warrants being issued.  As described in Note 12, $12,894 of the gross proceeds was allocated to derivative warrant liabilities with the residual, $56,249, which represents the value allocated to the Common Shares, being recorded in share capital.  Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative warrant liabilities and expensed to the statements of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares recorded in share capital.

At-the-market ("ATM") equity financing - December 2019 Offering

On December 4, 2019, the Company established an at-the-market equity program (the "December 2019 ATM Program") that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. Common Shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the December 2019 ATM Program were determined in the Company's sole discretion. All of the Common Shares issuable pursuant to the December 2019 ATM Program, were issued as of February 13, 2020. The Company has used, and intends to continue to use, the net proceeds of the December 2019 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness.  As Common Shares distributed in the December 2019 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the Common Shares through the December 2019 ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

The Company issued 16,201,183 Common Shares during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per common share. Net proceeds realized were $52,885 after agents' commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Exercise of stock options

During the three months ended February 28, 2021, 968,698 (February 29, 2020 - 592,390) share options were exercised at an average exercise price of $2.74 (February 29, 2020 - $1.46) for an increase of $3,881 (February 29, 2020  - $1,452) to share capital and a decrease to equity reserves of $1,419 (February 29, 2020  - $588). During the six months ended February 28, 2021, 1,150,198 (February 29, 2020 - 639,490) share options were exercised at an average exercise price of $2.40 (February 29, 2020 - $1.42) for an increase of $4,262 (February 29, 2020 - $1,518) to share capital and a decrease to equity reserves of $1,499 (February 29, 2020 - $610).

Exercise of restricted share units

During the three months ended February 28, 2021, 56,190 (February 29, 2020 - 41,839) restricted share units were exercised for an increase of $268 (February 29, 2020  - $214) to share capital and a decrease to equity reserves of $268 (February 29, 2020  - $214). During the six months ended February 28, 2021, 76,848 (February 29, 2020 - 41,839) RSUs were exercised for an increase of $368 (February 29, 2020 - $214) to share capital and a decrease to equity reserves of $368 (February 29, 2020 - $214).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	16

Exercise of warrants

During the three months ended February 28, 2021, certain holders exercised 1,698,200 Warrants at $2.50 per share for as described in Note 12 for cash proceeds of $4,246 and an increase to share capital of $11,218.

(iv) Share-based compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that governs grants made on or after the Approval Date.  Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company's 2011 stock option plan and its 2017 equity incentive plan (the "2017 Equity Incentive Plan"), however, no new grants may be made under such plans.

Stock options

The following table summarizes changes in the Company's outstanding stock options for the three months ended February 28, 2021:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2020	9,264,321	$4.05
Exercised	(181,500)	$0.60
Cancelled / Forfeited	(594,550)	$6.98
Balance - November 30, 2020	8,488,271	$4.23
Granted	735,000	$2.14
Exercised	(968,698)	$2.74
Cancelled / Forfeited	(273,765)	$6.60
Balance - February 28, 2021	7,980,808	$4.26

The following is a summary of the outstanding stock options as at February 28, 2021:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $2.18	1,519,468	6.7	927,769
$2.19 - $2.44	2,155,000	7.2	1,527,200
$2.45 - $3.61	1,335,578	7.9	979,961
$3.62 - $5.08	1,512,711	7.6	1,359,344
$5.09 - $11.27	1,458,051	8.0	1,145,951
	7,980,808	7.4	5,940,225

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.4 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three and six months ended February 28, 2021 was $1,167 and $1,773, respectively (February 29, 2020 - $2,400 and $5,205), of which $871 and $1,257 (February 29, 2020 - $1,870 and $3,993) related to the Company's stock option plan. The fair value of options granted during the three and six months ended February 28, 2021 was $985 and $985, respectively (February 29, 2020 - $1,629 and $2,716). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically ranges from two- to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	17

The following is the range of assumptions for the three months ended February 28, 2021 and February 29, 2020:

	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Risk free interest rate	0.40%-0.50%	1.27%-1.65%
Expected life of options	5.0 -6.5 years	5.0 -6.5 years
Expected annualized volatility	79%-98%	72% -75%
Expected dividend yield	-	-
Forfeiture Rate	11.0%-11.3%	8.0% - 8.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

As of February 28, 2021, the Company has granted both RSUs and performance share units ("PSUs") under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2020	911,840
Exercised	(20,658)
Cancelled/Forfeited	(16,579)
Balance - November 30, 2020	874,603
Granted	411,599
Exercised	(56,190)
Cancelled/Forfeited	(38,282)
Balance - February 28, 2021	1,191,730

The estimated fair value of the equity settled RSUs granted during the three and six months ended February 28, 2021 was $734 and $734, respectively (February 29, 2020 - $nil and $937), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one year for most grants. For the three and six months ended February 28, 2021, $398 and $790 (February 29, 2020 - $445 and $944) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2020	120,058
Cancelled/Forfeited	(63,215)
Balance - November 30, 2020	56,843
Granted	427,084
Exercised	(3,068)
Balance - February 28, 2021	480,859

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	18

The estimated fair value of the equity settled PSUs granted during the three and six months ended February 28, 2021 was $453 and $453, respectively (February 29, 2020 - $nil and $305), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2021. For the three and six months ended February 28, 2021, $52 and $48 (February 29, 2020 - $74 and $125) has been recognized as share-based compensation expense.

(v) Loss per share

Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares that would have been outstanding if potentially dilutive Common Shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic loss per share for the three and six months ended February 28, 2021 and February 29, 2020 is as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Weighted average number of shares used in basic earnings per share	232,654,783	164,877,122	217,252,575	160,556,804
Stock options	2,427,911	1,899,297	1,339,313	3,450,060
Warrants	7,298,185	-	4,677,648	-
Restricted share units	1,049,583	683,542	1,028,986	712,818
Performance share units	377,848	86,970	362,922	91,120
Weighted average number of shares used in diluted earnings per share	243,808,310	167,546,931	224,661,444	164,810,802

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have increased (decreased) the net (loss) income per share (anti-dilutive) are as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Stock options	2,470,762	4,979,518	3,350,262	3,878,518
	2,470,762	4,979,518	3,350,262	3,878,518

14. OTHER LONG-TERM LIABILITIES

The carrying value of other long-term liabilities consists of:

	FEBRUARY 28, 2021	AUGUST 31, 2020
Contingent share consideration (i)	421	231
Legal provision (Note 21)	730	-
Lease liabilities (ii)	3,516	2,617
	4,667	2,848

(i) Contingent share consideration

In connection with the Company's investment in alpha-cannabis® Pharma GmbH as described in Note 15, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. At February 28, 2021, the Company revalued the contingent liability and recorded a corresponding loss in the statements of operations and comprehensive loss of $154 and $190 for the three and six months ended February 28, 2021 (February 29, 2020 - gain of $193 and $571).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	19

(ii) Lease liabilities

The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use ("ROU") assets and lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 9) and lease liabilities are recorded under other liabilities.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the "Existing Premises") originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the "Additional Premises"). The term of the lease for Existing Premises was extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025.  As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020.  Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months' written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On July 16, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the sub-landlord has a right to terminate the sublease upon six months' written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant have a right to terminate the sublease upon eight months' written notice to the sublandlord, which shall not occur prior to February 28, 2022.  This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

The following is a continuity schedule of lease liabilities for the six months ended February 28, 2021 and year ended August 31, 2020:

	FEBRUARY 28, 2021	AUGUST 31, 2020
Opening balance, September 1	3,705	-
IFRS 16 transition	-	2,219
Lease additions	1,541	2,220
Lease payments	(839)	(897)
Interest expense on lease liabilities	133	163
Ending balance	4,540	3,705
Current portion (incldued in accounts payable and accrued liabilities)	(1,024)	(1,088)
Long-term portion (included in other liabilities)	3,516	2,617

The undiscounted contractual payments relating to the current and future lease liabilities at February 28, 2021 is:

Less than 1 year	$1,241
1 to 2 years	1,045
2 to 3 years	1,045
3 to 4 years	866
4 to 5 years	548
Thereafter	437
Total	$5,182

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	20

15. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS PHARMA GMBH (A)	HYASYNTH BIOLOGICALS INC. (C)	TOTAL
Participating share (1)	25.0%	46.7%
Balance, August 31, 2020	$3,501	$3,500	$7,001
Additions	-	2,500	2,500
Transaction costs	-	38	38
Share of net loss(2)	(57)	(529)	(586)
Foreign currency translation gain	66	-	66
Balance, February 28, 2021	$3,510	$5,509	$9,019

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.

Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the three months ended February 28, 2021, the Company utilized its associates' three months ended December 31, 2020 results).

a) alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term derivative liability under other liabilities in the statement of financial position. Refer to Note 14 for further information.

Concurrent with the Company's investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b) Eviana Health Corporation

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange ("CSE") listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares of Eviana. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	21

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order ("CTO") was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

At February 29, 2020, the Company identified indicators of impairment with respect to its investment in Eviana.  The Company determined the recoverable amount of Eviana to approximate $1,400 based on the higher of fair value less costs of disposal ("FVLCD") and value-in-use ("VIU").  An impairment loss of $1,600 has been included in the statements of operations and comprehensive loss.

At May 31, 2020, the Company identified additional indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of FVLCD and VIU and recorded an impairment loss of $1,400 for the three months ended May 31, 2020.  A cumulative impairment loss of $3,000 has been included in the statements of operations and comprehensive loss for the year ended August 31, 2020 and the Company continues to carry this investment at a balance of $nil.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement.  As of the date these financial statements were approved, the Company has not yet received any of its interest payments since December 31, 2019 on the Eviana convertible debentures.

c) Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche ("Tranche 2") was issued on October 23, 2020 (as described below), and there is one additional tranche that may be issued based on the achievement of a specific milestone. Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity. Tranches 2 and 3 of the convertible debentures, each of which commits $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company's total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	22

16. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

Management and Board compensation

For the three and six months ended February 28, 2021 and February 29, 2020, the Company's expenses included the following management and board compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Salaries and consulting fees	$802	$746	$1,325	$1,322
Share-based compensation	670	656	1,152	1,427
Total key management compensation	$1,472	$1,402	$2,477	$2,749

During the three and six months ended February 28, 2021, 330,000 and 330,000 stock options, respectively (February 29, 2020 - 250,000 and 250,000) were granted to key management personnel with an aggregate fair value of $456 and $456 (February 29, 2020 - $421 and $421).  In addition, during the three and six months ended February 28, 2021, 349,493 and 349,493 RSUs, respectively (February 29, 2020 - nil and 165,093), were granted to key management personnel with an aggregate fair value of $637 and $637, respectively (February 29, 2020 - $nil and $708).  For the three and six months ended February 28, 2021, 240,740 and 240,740 PSUs, respectively (February 29, 2020 - nil and 88,910) were issued to key management personnel with an aggregate fair value of $259 and $259, respectively (February 29, 2020 - $nil and $191).

Significant Transactions with Associates

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.  This brings the Company's total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

17. CAPITAL MANAGEMENT

The Company considers its capital to consist of long-term debt, derivative warrant liabilities, share capital, equity reserves, accumulated other comprehensive income, and accumulated deficit, which is disclosed in the February 28, 2021 consolidated statement of financial position as $374,289 (August 31, 2020 - $414,793).  Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued.  Accumulated other comprehensive income is entirely comprised of foreign currency translation gains and losses recorded on the Company's investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period, however derivative warrant liabilities were incorporated into the definition of capital during the period.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	23

18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted investment, accounts payable and accrued liabilities, long-term debt, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $58,807 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At February 28, 2021, the probability of achieving the milestones was estimated to be 50% and the discount rate was estimated to be 20%.  If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $84. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $16.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company's Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted investment on the statement of financial position at February 28, 2021 approximates $91,499 (August 31, 2020 - $99,736).

As of February 28, 2021, the Company's aging of trade receivables was as follows:

	FEBRUARY 28, 2021	AUGUST 31, 2020
0-60 days	$7,980	$11,023
61-120 days	231	73
Gross trade receivables	$8,211	$11,096
Less: Expected credit losses	(7)	(13)
	$8,204	$11,083

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	24

(ii) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 28, 2021, the Company had $61,123 (August 31, 2020 - $24,600) of cash and working capital of $112,398 (August 31, 2020 - $141,123).  Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at February 28, 2021:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$13,808	$13,808	$13,808	$-	$-	$-
Long-term debt	58,807	58,869	6,080	52,659	130	-
Interest payments	-	3,101	2,514	587	-	-
	$72,615	$75,778	$22,402	$53,246	$130	$-

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's Moncton Campus, the Company is contractually committed to approximately $375 of capital expenditures.

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at February 28, 2021 pursuant to the variable rate loans described in Note 11. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $585 (August 31, 2020 - $1,150) per year.

19. REVENUE

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and six months ended February 28, 2021 and February 29, 2020 is disaggregated as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Adult-use recreational wholesale revenue (Canadian)	$16,458	$18,868	$39,002	$34,778
Direct to patient medical revenue (Canadian)	2,240	2,612	4,621	5,532
International (business to business)	74	226	314	546
Wholesale to Licensed Producers and medical wholesale revenue (Canadian)	400	5,565	464	14,778
Other revenue	120	38	171	123
Gross revenue	$19,292	$27,309	$44,572	$55,757
Excise taxes	(4,649)	(4,088)	(10,598)	(7,383)
Net revenue	$14,643	$23,221	$33,974	$48,374

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three and six months ended February 28, 2021, the Company had three and three customers (February 29, 2020 - three and three customers), respectively, that individually represented more than 10% of the Company's net revenue.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	25

20. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead.

During the three and six months ended February 28, 2021, the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $13,549 and $16,675, respectively  (February 29, 2020 - $1,039 and $1,884), which are detailed in Note 8.

During the three and six months ended February 28, 2021, the Company recorded $2,274 and $4,938 (February 29, 2020 - $nil and $nil) in charges for unabsorbed fixed overhead related to reduced production volumes.  These charges were expensed to cost of sales.

21. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia (the "Court") seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved.  On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects.  As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding.  On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision with the Supreme Court of Canada.  On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is contesting what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. An amount of $730 is included in the statements of financial position under other long-term liabilities.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen's Bench in Alberta (the "Alberta Claim") seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however it makes allegations with respect to the content of THC and CBD in the companies' products.  In order to proceed as a class action, the Court must certify the action as a class action.  A certification hearing has not yet been scheduled.  The Company has reported the Alberta Claim to its insurers.

22. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	26

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2021	FEBRUARY 29, 2020	FEBRUARY 28, 2021	FEBRUARY 29, 2020
Office and general	$3,422	$3,423	$6,586	$5,919
Wages and benefits	2,379	2,041	4,264	3,423
Professional fees	841	2,011	2,093	3,414
R&D	786	478	1,413	725
Depreciation and amortization	523	389	1,012	629
Travel and accommodation	17	184	30	299
Utilities	22	11	40	16
Total general and administrative expenses	$7,990	$8,537	$15,438	$14,425

23. GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company applied for a wage subsidy for the three and six months ended February 28, 2021 of $2,709 and $4,541, respectively (February 29, 2020 - $nil and $nil), which has been included as government subsidies in the statements of operations and comprehensive loss.

24. CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and six months ended February 29, 2020, net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flows) and net cash used in operating activities were understated and purchase of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were overstated as outlined below.  The amounts relate to timing differences between when construction services were rendered, and equipment was received and ultimately paid for. There was no net impact to the overall change in cash.

This classification error that was corrected for the three and six months ended February 29, 2020 as presented below:

	THREE MONTHS ENDED
	FEBRUARY 29, 2020
OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$(4,541)	$443	$(4,098)
Net cash used in operating activities	$(11,337)	$443	$(10,894)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(34,046)	$(443)	$(34,489)
Net cash used in investing activities	$(34,098)	$(443)	$(34,541)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	27

	SIX MONTHS ENDED
	FEBRUARY 29, 2020
OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$(15,458)	$(12,751)	$(28,209)
Net cash used in operating activities	$(25,011)	$(12,751)	$(37,762)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(64,973)	$12,751	$(52,222)
Net cash used in investing activities	$(68,052)	$12,751	$(55,301)

25. SUBSEQUENT EVENTS

i) Organigram and BAT Strategic Investment and Product Development Collaboration

On March 11, 2021, the Company received a $221 million strategic investment from a wholly-owned subsidiary of BAT, which subscribed to approximately 58.3 million Common Shares of the Company at $3.792 per common share, which represented a 19.9% equity interest in the Company on a post-transaction basis at the time of announcement.  Concurrent with the investment, Organigram Inc. and BAT also entered into a Product Development Collaboration Agreement (the "PDC Agreement") pursuant to which a "Center of Excellence" will be established to focus on developing the next generation of cannabis products. This strategic collaboration will strengthen the Company's ability to deliver innovative, differentiated products that appeal to adult consumers, and is also expected to be transformational for the Company and its shareholders. In connection with the PDC Agreement, approximately $30 million of the $221 million strategic investment is reserved in order to satisfy certain obligations of the Company under the PDC Agreement.  The Company is still assessing the accounting implications of the PDC Agreement.

ii) BMO Term Loan

On April 1, 2021, the Company repaid the $58,500 outstanding balance under the Amended and Restated Facilities.

iii) Acquisition of Edibles & Infusions Corporation

On April 6, 2021, the Company acquired all of the issued and outstanding shares of The Edibles and Infusions Corporation ("EIC"), a cannabis processor of confectionary goods, for Common Share consideration of $22.0 million, plus up to an additional $13.0 million in Common Shares payable upon the EIC business achieving certain earnout milestones (the "Milestones") as outlined below.  EIC constructed  a purpose-built, highly-automated, 51,000-square-foot manufacturing facility located in Winnipeg, Manitoba. The facility employs state-of-the-art equipment designed to produce highly customizable, precise, and scalable cannabis-infused products, including edibles.  The transaction was structured as an acquisition of EIC's shareholders, Quality Confections Canada Inc. and SUHM Investments Inc.

The purchase price payable on closing was $22.0 million payable in full by the issuance of 5,045,872 Common Shares based on the closing price of Organigram of $4.36 on April 5, 2021.  Upon satisfaction of the Milestones, the Company will issue up to an aggregate of $13.0 million of Common Shares, for which the number of Common Shares will be determined upon achievement of the Milestone. The Milestones include:

1. $3.5 million to be paid in Common Shares on first listing prior to December 31, 2021 in either the Ontario or Alberta recreational market of EIC or Organigram branded product (which was manufactured at the EIC facility);

2. $7.0 million to be paid in Common Shares on successful achievement of $15.0 million in net revenue during the 12 months ended December 31, 2022; and

3. $2.5 million to be paid in Common Shares on the generation of $7.0 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company's Common Shares on the TSX as of the day prior to settlement.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020	28